20170133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2017

Louis L. Goldberg
Davis Polk & Wardwell LLP
louis.goldberg@davispolk.com

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

Dear Mr. Goldberg:

This is in response to your letters dated January 23, 2017 and February 1, 2017 concerning the shareholder proposal submitted to ExxonMobil by Amy Ridenour. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Amy Ridenour
FISMA & OMB Memorandum M-07-16

February 13, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

The proposal relates to a report.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of ExxonMobil's request, documentary support sufficiently evidencing that she satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

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Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
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212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

February 1, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

This letter revises and supersedes our prior letter dated January 23, 2017 (the "**Prior Letter**") solely to add Section 1, with respect to the deficiency in the proof of ownership. On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal (the "**Proposal**") submitted by Amy Ridenour (the "**Proponent**") for inclusion in the proxy materials the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). The Proposal is attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal states:

> RESOLVED: The proponent requests Exxon Mobil Corporation prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience

> laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

A copy of the Proposal is attached hereto as Exhibit A.

REASONS FOR EXCLUSION OF THE PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(b) and 14a-8(f) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information;
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

1. The Proposal May Be Excluded Under Rules 14a-8(b) And 14a-8(f) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

The Proponent's submitted proof of ownership is insufficient under SEC rules to establish eligibility to submit a shareholder proposal. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("**SLB 14**") specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). See Section C.1.c, SLB 14. In addition, Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required 14-day time period.

As documented in the shareholder correspondence attached as Exhibit B, on December 21, 2016, the Company timely notified the Proponent that proof of ownership for the one-year period preceding and including December 12, 2016 was missing from her original submission. On December 28, 2016, the Proponent replied to the Company by email, enclosing a statement from her broker Charles Schwab purporting to establish that the Proponent had owned at least $2000 in market value of the Company's shares continuously for a period of one year. However, the attached statement from Charles Schwab is insufficient in terms of showing that the Proponent actually met the specific eligibility requirements of 14a-8(b). In particular, the statement from Charles Schwab notes the following details:

> "Name: Exxon Mobile Corp
> Ticker: XOM
> Current Holding: 87.2476
> Current Market Value: $7,876.71
> Continuously held shares since: 10/30/2000"

Although this document suggests that the Proponent does in fact own Company shares, it fails to demonstrate that the Proponent continuously owned the required *number* or *minimum market value* of Company shares for at least one year preceding submission of the Proposal, that is, from December 12, 2015. For example, the phrase "[c]ontinuously held shares" is vague. It could fairly be interpreted to mean that the Proponent has continuously held at different times only a few Company shares since 2000, which would not satisfy the relevant procedural requirements under 14a-8 if at any time that situation were the case within a year of submission.

In *Mondelez International, Inc.* (avail. Jan. 13, 2017), the Staff permitted the exclusion of the same proposal submitted by the Proponent here with what appears to be identically deficient proof of ownership. The Staff permitted the exclusion on the basis that the proponent's Charles Schwab statement did not sufficiently establish her eligibility to submit a shareholder proposal. *See also General Electric Co.* (avail. Jan. 6, 2016) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(f) where the proponent's proof of ownership documented that the proponent owned shares as of a date more than ten years before the proposal was submitted).

Given that the Proponent has failed to establish her eligibility through sufficient proof of ownership, the Company may exclude the Proposal.

2. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Related to the Company's Ordinary Business Operations

The Proposal implicates the Company's ordinary business operations because: (A) it relates to the Company's management of its public relations; (B) it relates to the Company's management of its workforce; and (C) it does not focus upon a significant policy issue.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead, the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees." The Staff has indicated that even proposals relating to social policy issues may be excludable in their entirety in reliance on Rule

14a-8(i)(7) if they do not "transcend the day-to-day business matters" discussed in the proposals. 1998 Release.

A shareholder proposal that requests a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "**1983 Release**"). *See also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)."). According to Legal Bulletin No. 14E (Oct. 27,2009), a proposal's request for a review of certain risks also does not preclude exclusion if the underlying subject matter of the proposal to which the risk pertains or that gives rise to the risk is ordinary business.

A. The Proposal Relates to the Manner in Which the Company Conducts its Public Relations.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company conducts its public relations. Specifically, the Proposal asks for a report detailing the risks and costs to the Company related to political pressure campaigns in regard to policies and practices affecting its employees.

The Staff has concurred that decisions regarding a company's public relations are part of a company's ordinary business operations. For example, in *Johnson & Johnson* (avail. Jan. 12, 2004), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal asking that the company review its pricing and marketing policies and issue a report disclosing how the company intended "to respond to . . . public pressure to reduce prescription drug pricing." In its response, the Staff noted that the proposal related to the company's "ordinary business operations (i.e., marketing and public relations)." *See also FedEx Corp.* (avail. July 14, 2009) (permitting exclusion of a proposal requesting a report addressing the company's efforts to distance itself from products and advertising "related to American Indian peoples" because the proposal related to the company's ordinary business operations); *The Walt Disney Co.* (avail. Nov. 30, 2007) (permitting the exclusion of a proposal requesting a report regarding what actions the company is taking "to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products" because the proposal related to the company's ordinary business operations).

The Proposal requests a report that would discuss the risks and the costs to the Company caused by "pressure campaigns." The Proposal cites several topics that are said to be part of these pressure campaigns aimed at the Company, including attempts to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and pressure not to hire from certain colleges and universities that are exempt from equal rights laws. Compliance with the requested report would address how the Company is dealing with these topics in the public arena as part of its public relations operations. The Company is mindful of the potentially diverse views of its customers, employees and other stakeholders on these issues and the public attention that would likely follow any corporate response to these debates as they play out on the national stage. The Company must carefully consider and coordinate its public relations strategies as it prepares to consider the risks and costs of responding to public campaigns to change its policies. The Company's awareness of these issues, and its evaluation and preparation to address the topics, are all tasks that are a fundamental part of the role of management as part of its public relations to properly present the interests and views of the Company and its employees.

B. The Proposal is Excludable Because it Relates to the Company's Management of its Workforce.

A shareholder proposal may be excluded under Rule 14a-8(i)(7) if it, like the Proposal, relates to a company's management of its workforce, including its relationship with employees. The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Consistent with the 1998 Release, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Feb. 14, 2012), the Staff concurred in the exclusion of a proposal requesting that company policy be amended to include "protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job" because the proposal related to the company's policies concerning its employees. *See also Wal-Mart Stores, Inc.* (avail. Mar. 16, 2006) (concurring in the exclusion of a proposal requesting an amendment to a company policy barring intimidation of company employees exercising their right to freedom of association); *Merck & Co., Inc.* (avail. Jan. 23, 1997) (concurring in the exclusion of a proposal requesting the adoption of a policy "to encourage employees to express their ideas on all matters of concern affecting the company"). The Staff has consistently also concurred in the exclusion of proposals that relate to management of the employee workforce. *See e.g., Donaldson Company, Inc.* (avail. Sept. 13, 2006) (concurring in the exclusion of a proposal requesting the establishment of "appropriate ethical standards related to employee relations"); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal requesting an employee bill of rights).

In addition, in *PG&E Corporation* (avail. Feb. 27, 2015), the Staff concurred that a proposal that the company include in "employment and related policies the right of employees to freely express their personal religious and political thoughts" was excludable under Rule 14a-8(i)(7) as "policies concerning [a company's] employees." In *Deere & Co.* (avail. Nov. 14, 2014, *recon. denied* Jan. 5, 2015) the Staff concurred in exclusion of a proposal requesting that the company adopt an employee code of conduct that included an anti-discrimination policy "that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation." In its response the Staff explained that the proposal related to the company's "policies concerning its employees" and thus implicated the company's ordinary business operations. Similarly, in *The Walt Disney Co.* (avail. Nov. 24, 2014, *recon. denied* Jan. 5, 2015), the Staff permitted exclusion of a proposal requesting that the company "consider the possibility of adopting anti-discrimination principles that protect employees' human right[s]" relating to engaging in political and civic expression. In allowing exclusion the Staff again affirmed that "policies concerning [the companies'] employees" relate to companies' ordinary business operations covered by Rule 14a-8(i)(7) and are thus excludable on that basis.

The Proposal deals with hiring, retention and workplace policies governing the Company's employees. In particular, the Proposal focuses on campaigns "in regards to employment and hiring practices" and the effects of pressure campaigns on "corporate employee retention and hiring." The supporting statement also discusses employment practices "in hiring, compensation, training, professional education, advancement and governance." Like the precedents cited above, the report sought in the resolution seeks a discussion of the "strategies" that the Company "may deploy to defend the Company's employees and their families" from pressure campaigns. However, the Company's actions regarding the hiring and retention of employees, as well as policies governing employee conduct, are all matters of workplace management. The Company's approach to hiring and retention, including ensuring that employees are protected from public pressure campaigns, is complex, and constitutes matters fundamental to ordinary business operations upon which the Company's success depends.

C. The Proposal is Excludable Because it Relates to the Company's Ordinary Business Operations and Does Not Focus on Significant Policy Issues.

In line with the 1998 Release, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also addresses a significant social policy issue, such as religious freedom, human rights or anti-discrimination. For instance, in *Apache Corp.* (avail. Mar. 5, 2008), the Staff concurred that a company could exclude a proposal requesting that the company "implement equal employment opportunity policies based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity." Even though the proposal in *Apache Corp.* referenced discrimination issues based on sexual orientation and gender identity, the company argued that the proposal and the principles "did not transcend the core ordinary business matters" of the company. The Staff concurred in its exclusion under Rule 14a-8(i)(7), stating "that some of the principles [mentioned in the proposal] related to [the company's] ordinary business operations." *See also FedEx Corp.* (avail. July 14, 2009); *The Walt Disney Co.* (avail. Nov. 30, 2007).

Here, as discussed above, the Proposal relates to ordinary business matters: the manner in which the Company conducts its public relations and the Company's management of its workforce. The Proposal's references to human rights and possible discrimination and harassment by issue or pressure campaigns do not "transcend the day-to-day business matters" such that the proposal would not be excludable pursuant to Rule 14a-8(i)(7). *See* 1998 Release. The Proposal discusses human rights and religious discrimination, but the Proposal's request itself is for an analysis and report on the Company's public relations and employee relations. The Proposal is similar to the proposal in *Apache Corp.*, where the principles cited by the company included discussion of discrimination but ultimately did not focus on the significant policy issues mentioned in such a way as to "transcend the day-to-day business matters" of the company. Instead, the proposal in *Apache Corp.* focused on the ordinary business operations of the company including its employee compensation and public relations policies and practices. Because the Proposal's request is directly related to the Company's ordinary business operations and does not transcend those ordinary business operations, similar to the proposals discussed above, we believe that the Proposal, including its supporting statements, may be excluded under Rule 14a-8(i)(7) despite touching upon the topics of human rights and discrimination.

The Proposal can be distinguished from *The Procter & Gamble Co.* (avail. Aug. 16, 2016). There, the central focus of the proposal was on the rights of LGBT populations against discrimination, referring to recently enacted laws in three states. That resolution and supporting statement centered on how the company would defend LGBT employees and their families against discrimination and harassment from those state policies, including securing safe housing for employees and risks to LGBT employees who need to use public facilities. In contrast, this Proposal covers how the Company may respond to various pressure campaigns regarding a host of potential or actual efforts or legislation that implicate its public relations and workplace management strategies and practices. Both the management of the Company's public profile through its public relations activities and its hiring, retention and employee policies directly relate to and focus on the Company's ordinary business operations and do not transcend those operations.

3. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company's Employment and Anti-Harassment Policies Have Substantially Implemented the Essential Objective of the Proposal.

A. Background on the Company's Policies

The Company has devoted significant time and resources to developing and implementing its anti-harassment and discrimination policies for the protection of all of its employees. For new hires, the policies are communicated during orientation programs. They are further reinforced through subsequent reviews of business practices, periodic employee mailings and additional training for both supervisors and employees. The Company follows numerous annual reporting and compliance procedures, including sending letters to their senior managers emphasizing their responsibilities regarding maintaining work environments free from any form of harassment and discrimination.

The Company holds senior managers accountable for stewarding the performance of their organizations in implementing the Company's Equal Employment Opportunity and harassment policies. This includes regular reporting of any harassment and discrimination complaints immediately to ensure corrective actions are taken. The Company's policy requires all employees to promptly report any instances of harassment or discrimination to their management or designated contact in the Human Resources department.

The Company takes allegations of harassment and discrimination seriously, by ensuring that teams of professionals are assigned to fully investigate these reports. The Company follows a resolution process that includes a full investigation and protecting employees who have reported being subject to harassment or discrimination from any retaliation. In addition, the Company takes appropriate disciplinary action, including termination, if employees are found to have violated the Company's policies.

B. The Proposal has been Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "**1976 Release**"). The Commission has also stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See* SEC Release No. 34-40018 (May 21, 1998, n.30). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has substantially implemented and therefore satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See Wal-Mart Stores, Inc.* (avail. March 25, 2015) (permitting exclusion of a shareholder proposal requesting an employee engagement metric for executive compensation where a "diversity and inclusion metric related to employee engagement" was already included in the Company's Management Incentive Plan); *Entergy Corp.* (avail. February 14, 2014) (permitting exclusion of a shareholder proposal requesting a report "on policies the company could adopt. . . to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050" where the requested information was already available in its sustainability and carbon disclosure reports); *Duke Energy Corp.* (avail. February 21, 2012) (permitting exclusion of a shareholder proposal requesting the assessment of potential "comprehensive energy efficiency and renewable energy programs" where the company disclosed its current steps and future plans related to energy efficiency and renewable energy in the Form 10-K and its annual sustainability report); *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Staff has further noted that whether "a company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *AnheuserBusch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

In *PepsiCo, Inc.* (avail. Feb. 14, 2013), the Staff allowed the exclusion under Rule 14a-8(i)(10) of a shareholder proposal that asked the company to amend its sexual orientation policy and diversity training programs to explicitly include the prohibition of discrimination based on "ex-gay" status. The company's Global Code of Conduct, Human Rights Workplace Policy and Code of Conduct Training contained general prohibitions against discrimination such as "[e]ach of us *must* respect the diversity, talents and abilities of others," "[y]ou should *never* discriminate or deny equal opportunity" and "[w]e do not tolerate discrimination and work to ensure equal opportunity for all associates," in addition to some specific references to sexual orientation. Consistent with the no-action letters discussed above, the Staff found that the company's policies, practices and procedures compared favorably with the guidelines of the proposal and that therefore the company had already substantially implemented the proposal.

The Proposal requests that the Company prepare a report detailing the "known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions." The primary objective of the Proposal is to address concerns regarding religious freedom. The statements in the Proposal's "whereas" clause support this view by specifically highlighting "human rights issues such as religious freedom" and indicating concerns regarding "coordinated campaigns . . . [pressuring] corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts" and pressure on corporations "not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972." In addition, the language of the resolution concerns itself with "pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs" and "strategies the Company may deploy to defend [employees] against discrimination and harassment that is encouraged or enabled by such efforts."

As publicly noted in its anti-discrimination policy, the Company is fully committed to "global policies [that] promote diversity and inclusion and prohibit any form of discrimination."[1] In the Guiding Principles of the Standards of Business Conduct, one of the Company's central policies regarding employees is to maintain a "safe work environment enriched by diversity and characterized by open communication, trust, and fair treatment."[2] Moreover, the Company's Equal Employment Opportunity Policy, Equal Employment Opportunity Policy, Harassment in the Workplace Policy and Global Diversity Framework all address the Proposal's underlying concerns and essential objective of protecting religious individuals against discrimination in hiring and in the workplace. This commitment to a discrimination-free workplace can be understood by specific reference to the following:

- The Company's Equal Employment Opportunity Employment Policy states (emphasis added):

    > It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of their race, color, sex, *religion*, national origin, citizenship status, age, genetic information, physical or mental disability, veteran, sexual orientation, gender identity or other legally protected status. The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.[3]

- The Company's Equal Opportunity Employment Policy also affirms the Company's policy to (1) "[administer] its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training, (2) "undertake special efforts to . . . foster a work environment free from sexual, racial, or other harassment" and (3) "[maintain] a work environment free from unlawful discrimination."[4]

- According to the Company's Harassment in the Workplace Policy (emphasis added):

    > It is the policy of Exxon Mobil Corporation to prohibit any form of harassment in any company workplace. The policy prohibits unlawful harassment based on race, color, sex, *religion*, national origin, citizenship status, age, genetic information, physical or mental disability, veteran, sexual orientation, gender identity or other protected status, as well as any other form of harassment, even if the harassing conduct is lawful.[5]

---

[1] *See* http://corporate.exxonmobil.com/en/company/careers/employment-policies/policies-against-discrimination-and-harassment.
[2] *See* http://cdn.exxonmobil.com/~/media/global/files/other/2015/standards-of-business-conduct.pdf.
[3] *See ibid.*, p. 20.
[4] *See ibid.*, p. 19.
[5] *See ibid.*, p. 22.

- Finally, one of the central goals of the Company's Global Diversity Framework is to "[a]ctively foster a productive work environment where individual and cultural differences are respected and valued."[6]

Finally, the Staff has concurred that a company may exclude a proposal as substantially implemented when the proposal requests that the company take an action that is a subset of a practice or policy already in place at the company. For example, in *Talbots Inc.* (avail. Apr. 5, 2002), the Staff permitted the company to exclude as substantially implemented a proposal that requested the company adopt a code of corporate conduct based on the United Nation's International Labor Organization human rights standards, despite the proponent's view that Talbots' "anti-discrimination provision is not as comprehensive as the one in the proposal as it does not specifically mention political opinion or social origin." Talbots argued, and the Staff concurred, that while its code of conduct did not specifically use the words "political opinion or social origin," its code covered "anti-discrimination, in all aspects," including "other personal characteristics or beliefs." Similarly, in PepsiCo the company was allowed to exclude a proposal to list a specific type of discrimination ("ex-gay status") in its anti-discrimination policy on the basis that such a policy was already covered under the general category of "sexual orientation." Likewise, the Proposal requests that the Company address specifically its own response to pressure regarding discrimination against religious individuals when the Company's policies already prohibit such discrimination, both generally (e.g., "nondiscriminatory manner in all aspects of the employment relationship") and specifically (e.g., "equal employment opportunity . . . regardless of . . . religion").

Therefore, the Company has substantially implemented the underlying concerns and essential objectives of the Proposal through the prohibition of religious and other discrimination and harassment found in its Standards of Business Conduct, Equal Employment Opportunity Policy, Equal Employment Opportunity Policy, Harassment in the Workplace Policy and Global Diversity Framework.

REQUEST FOR WAIVER UNDER RULE 14a-8(j)(1) WITH RESPECT TO SECTION 1 OF THIS LETTER

The Company further requests that the Staff waive, only with respect to Section 1 of this letter, the 80-day filing requirement set forth in Rule 14a-8(j)(1) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a registrant to make its submission later than 80 days before the filing of its definitive proxy statement if the registrant demonstrates good cause, which we believe is present here. We note that:

- The Company submitted the Prior Letter in a timely fashion to the Staff on January 23, 2017, and this letter is being submitted only nine days since the Prior Letter.
- The only change in this letter from the Prior Letter is the addition of the argument referenced above in Section 1, and the Company is only seeking a waiver with respect to that Section.
- The Company fully complied with the requirements to send the Proponent a deficiency notice regarding the necessary proof of ownership for the Proposal.

---

[6] *See* http://cdn.exxonmobil.com/~/media/global/files/other/2014/global-diversity-booklet_2014.pdf .

- After the Staff issued its decision in the Mondelez letter on January 13, the Company acted in a timely manner to submit this letter to incorporate that decision. The proposal and the proof of ownership the Company received is the same as in the Mondelez letter.

The Company has shown good cause, and accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4539 or louis.goldberg@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

L Goldberg

Louis L. Goldberg

Attachment

cc w/ att: James E. Parsons, Exxon Mobil Corporation

Amy Ridenour

Exhibit A

Proposal

Whereas, the Securities and Exchange Commission has consistently recognized that human rights and employment discrimination constitute significant policy issues.

Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value.

Whereas, corporations are subject pressure campaigns in regards to employment and hiring practices as well as human rights issues such as religious freedom.

For example, corporations have been pressured regarding gender and ethnic diversity in the workforce.

Furthermore, coordinated campaigns have also pressured corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts. Some organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972.

Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination.

Resolved: The proponent requests Exxon Mobil Corporation prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Supporting Statement: The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention caused by such pressure campaigns.

The proponent also recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity.

Exhibit B

Shareholder Correspondence

FISMA & OMB Memorandum M-07-16

Received
DEC 1 4 2016
J. J. Woodbury

December 13, 2016

new Proposal

Via FedEx (overnight delivery)

RECEIVED
DEC 1 4 2016
B. D. Tinsley / G.R. Glass

Mr. Jeffrey J. Woodbury, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Exxon Mobil Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Exxon Mobil Corporation stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2017 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour, 8000 Moss Bank Drive, Laurel, Maryland 20724.

Sincerely,

Amy Ridenour

Amy Ridenour

Enclosure: Shareholder Proposal

Report on Certain Non-Discrimination Principles

Whereas, the Securities and Exchange Commission has consistently recognized that human rights and employment discrimination constitute significant policy issues.

Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value.

Whereas, corporations are subject pressure campaigns in regards to employment and hiring practices as well as human rights issues such as religious freedom.

For example, corporations have been pressured regarding gender and ethnic diversity in the workforce.

Furthermore, coordinated campaigns have also pressured corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts. Some organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972.

Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination.

Resolved: The proponent requests Exxon Mobil Corporation prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Supporting Statement: The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention caused by such pressure campaigns.

The proponent also recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity.

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FISMA & OMB Memorandum M-07-16

[redacted]

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 21, 2016

VIA UPS – OVERNIGHT DELIVERY

Amy Ridenour

FISMA & OMB Memorandum M-07-16

Dear Ms. Ridenour:

This will acknowledge receipt of the proposal concerning a Report on Non-Discrimination Principles (the "Proposal"), which you (the "Proponent") have submitted in connection with ExxonMobil's 2017 annual meeting of shareholders. However, proof of share ownership was not included in your December 12, 2016 submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 12, 2016, which is the date the Proposal was received by overnight delivery service.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 12, 2016.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- *a written statement from the "record" holder of the Proponent's shares (usually a broker or a* bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 12, 2016; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: *http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx*. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 12, 2016.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 12, 2016. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 12, 2016, the required amount of securities were continuously held – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-4681, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the Proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the Proposal on the Proponent's behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosures

Attachments 14F and Rule 14a-8 omitted for copying and scanning purposes only.

Gilbert, Jeanine

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Categories:	External Sender

The status of your package has changed.

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B.D.Tinsley/G.R.Glass

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At the request of EXXON MOBIL GLOBAL SERVICES COthis notice alerts you that the status of the shipment listed below has changed.

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Gilbert, Jeanine

From:	Tinsley, Brian D
Sent:	Tuesday, January 03, 2017 7:21 AM
To:	Glass, Ginger R; Gilbert, Jeanine
Subject:	FW: Proof of ownership of stock for submission of proposal for 2017 shareholder meeting
Attachments:	Schwab_Letter_122116Exxon.pdf; ATT00001.htm

RECEIVED
JAN 3 2017
B. D. Tinsley / G.R. Glass

Please see proof from Amy Ridenour (Non-Discrimination).

BT

From: Woodbury, Jeffrey J
Sent: Thursday, December 29, 2016 6:55 AM
To: Tinsley, Brian D <brian.d.tinsley@exxonmobil.com>; Luettgen, Robert A <robert.a.luettgen@exxonmobil.com>; Parsons, Jim E <james.e.parsons@exxonmobil.com>
Subject: Fwd: Proof of ownership of stock for submission of proposal for 2017 shareholder meeting

Please note.

Regards, Jeff

Sent from my iPad

Begin forwarded message:

> **From:** Amy Ridenour ***FISMA & OMB Memorandum M-07-16***
> **Date:** December 28, 2016 at 10:36:00 PM CST
> **To:** <jeff.j.woodbury@exxonmobil.com>
> **Subject: Proof of ownership of stock for submission of proposal for 2017 shareholder meeting**
>
> Dear Mr. Woodbury,
>
> On December 13, 2016, I submitted a shareholder proposal for inclusion in the ExxonMobil proxy statement to be submitted to shareholders for inclusion in the 2017 meeting of shareholders.
>
> At the time I said proof of ownership of the required securities would be forthcoming.
>
> Please find enclosed a statement from my broker, Charles Schwab, indicating that I have owned more than $2,000 worth of ExxonMobil stock continuously for more than a year prior to my submission of this shareholder proposal.
>
> I intend to continue hold this stock, more than $2,000 worth of ExonMobil stock, without interruption up to and through the 2017 meeting of Company shareholders.
>
> Sincerely,

1/4

Amy Ridenour

FISMA & OMB Memorandum M-07-16

SCHWAB

December 21, 2016

Amy Ridenour
IRA Contributory

RECEIVED
JAN 3 2017
B. D. Tinsley / G.R. Glass

FISMA & OMB Memorandum M-07-16

Account #: ***FISMA & OMB Memorandum M-07-16***
Questions: 877-561-1918

Information regarding your account

Dear Amy Ridenour,

I'm writing in regards to your request for information on your IRA account, the holdings information you requested is listed below:

Name: Comcast Corporation Class A
Ticker: CMCSA
Current Holding: 160
Current Market Value: $11,332.80
Continuously held shares since: 11/02/2009

Name: Exxon Mobile Corp
Ticker: XOM
Current Holding: 87.2476
Current Market Value: $7,876.71
Continuously held shares since: 10/30/2000

Name: McDonalds Corp
Ticker: MCD
Current Holding: 30.7371
Current Market Value: $3,786.20
Continuously held shares since: 02/05/2013

This letter is for informational purposes only, and is not an official record. Please refer to your statements and trade confirmations, as they are the official record of your transactions

(Continued on next page)

©2016 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 () 12/16 SGC31322-36

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at 877-561-1918.

Sincerely,

Michele Gammons

Michele Gammons
Sr Help Desk Specialist - CS&S Help Desk
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482

©2016 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 () 12/16 SGC31322-36

New York
Menlo Park
Washington DC
London
Paris
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Beijing
Hong Kong

Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

January 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal (the "**Proposal**") submitted by Amy Ridenour (the "**Proponent**") for inclusion in the proxy materials the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). The Proposal is attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before the Company plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal states:

> RESOLVED: The proponent requests Exxon Mobil Corporation prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt

> institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

A copy of the Proposal is attached hereto as Exhibit A.

REASONS FOR EXCLUSION OF THE PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

1. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with Matters Related to the Company's Ordinary Business Operations

The Proposal implicates the Company's ordinary business operations because: (A) it relates to the Company's management of its public relations; (B) it relates to the Company's management of its workforce; and (C) it does not focus upon a significant policy issue.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; instead, the term "is rooted in the corporate law concept [of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "**1998 Release**"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. As relevant here, one of these considerations is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Examples of the tasks cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees." The Staff has indicated that even proposals relating to social policy issues may be excludable in their entirety in reliance on Rule 14a-8(i)(7) if they do not "transcend the day-to-day business matters" discussed in the proposals. 1998 Release.

A shareholder proposal that requests a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "**1983 Release**"). *See also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under

[R]ule 14a-8(i)(7)."). According to Legal Bulletin No. 14E (Oct. 27,2009), a proposal's request for a review of certain risks also does not preclude exclusion if the underlying subject matter of the proposal to which the risk pertains or that gives rise to the risk is ordinary business.

A. The Proposal Relates to the Manner in Which the Company Conducts its Public Relations.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to the manner in which the Company conducts its public relations. Specifically, the Proposal asks for a report detailing the risks and costs to the Company related to political pressure campaigns in regard to policies and practices affecting its employees.

The Staff has concurred that decisions regarding a company's public relations are part of a company's ordinary business operations. For example, in *Johnson & Johnson* (avail. Jan. 12, 2004), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a shareholder proposal asking that the company review its pricing and marketing policies and issue a report disclosing how the company intended "to respond to . . . public pressure to reduce prescription drug pricing." In its response, the Staff noted that the proposal related to the company's "ordinary business operations (i.e., marketing and public relations)." *See also FedEx Corp.* (avail. July 14, 2009) (permitting exclusion of a proposal requesting a report addressing the company's efforts to distance itself from products and advertising "related to American Indian peoples" because the proposal related to the company's ordinary business operations); *The Walt Disney Co.* (avail. Nov. 30, 2007) (permitting the exclusion of a proposal requesting a report regarding what actions the company is taking "to avoid the use of negative and discriminatory racial, ethnic and gender stereotypes in its products" because the proposal related to the company's ordinary business operations).

The Proposal requests a report that would discuss the risks and the costs to the Company caused by "pressure campaigns." The Proposal cites several topics that are said to be part of these pressure campaigns aimed at the Company, including attempts to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and pressure not to hire from certain colleges and universities that are exempt from equal rights laws. Compliance with the requested report would address how the Company is dealing with these topics in the public arena as part of its public relations operations. The Company is mindful of the potentially diverse views of its customers, employees and other stakeholders on these issues and the public attention that would likely follow any corporate response to these debates as they play out on the national stage. The Company must carefully consider and coordinate its public relations strategies as it prepares to consider the risks and costs of responding to public campaigns to change its policies. The Company's awareness of these issues, and its evaluation and preparation to address the topics, are all tasks that are a fundamental part of the role of management as part of its public relations to properly present the interests and views of the Company and its employees.

B. The Proposal is Excludable Because it Relates to the Company's Management of its Workforce.

A shareholder proposal may be excluded under Rule 14a-8(i)(7) if it, like the Proposal, relates to a company's management of its workforce, including its relationship with employees. The Commission recognized in the 1998 Release that "management of the workforce" is "fundamental to management's ability to run a company on a day-to-day basis." Consistent with the 1998 Release, the Staff has recognized that proposals pertaining to the management of a company's workforce are excludable under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Feb. 14, 2012), the

Staff concurred in the exclusion of a proposal requesting that company policy be amended to include "protection to engage in free speech outside the job context, and to participate freely in the political process without fear of discrimination or other repercussions on the job" because the proposal related to the company's policies concerning its employees. *See also Wal-Mart Stores, Inc.* (avail. Mar. 16, 2006) (concurring in the exclusion of a proposal requesting an amendment to a company policy barring intimidation of company employees exercising their right to freedom of association); *Merck & Co., Inc.* (avail. Jan. 23, 1997) (concurring in the exclusion of a proposal requesting the adoption of a policy "to encourage employees to express their ideas on all matters of concern affecting the company"). The Staff has consistently also concurred in the exclusion of proposals that relate to management of the employee workforce. *See e.g., Donaldson Company, Inc.* (avail. Sept. 13, 2006) (concurring in the exclusion of a proposal requesting the establishment of "appropriate ethical standards related to employee relations"); *Intel Corp.* (avail. Mar. 18, 1999) (concurring in the exclusion of a proposal requesting an employee bill of rights).

In addition, in *PG&E Corporation* (avail. Feb. 27, 2015), the Staff concurred that a proposal that the company include in "employment and related policies the right of employees to freely express their personal religious and political thoughts" was excludable under Rule 14a-8(i)(7) as "policies concerning [a company's] employees." In *Deere & Co.* (avail. Nov. 14, 2014, *recon. denied* Jan. 5, 2015) the Staff concurred in exclusion of a proposal requesting that the company adopt an employee code of conduct that included an anti-discrimination policy "that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation." In its response the Staff explained that the proposal related to the company's "policies concerning its employees" and thus implicated the company's ordinary business operations. Similarly, in *The Walt Disney Co.* (avail. Nov. 24, 2014, *recon. denied* Jan. 5, 2015), the Staff permitted exclusion of a proposal requesting that the company "consider the possibility of adopting anti-discrimination principles that protect employees' human right[s]" relating to engaging in political and civic expression. In allowing exclusion the Staff again affirmed that "policies concerning [the companies'] employees" relate to companies' ordinary business operations covered by Rule 14a-8(i)(7) and are thus excludable on that basis.

The Proposal deals with hiring, retention and workplace policies governing the Company's employees. In particular, the Proposal focuses on campaigns "in regards to employment and hiring practices" and the effects of pressure campaigns on "corporate employee retention and hiring." The supporting statement also discusses employment practices "in hiring, compensation, training, professional education, advancement and governance." Like the precedents cited above, the report sought in the resolution seeks a discussion of the "strategies" that the Company "may deploy to defend the Company's employees and their families" from pressure campaigns. However, the Company's actions regarding the hiring and retention of employees, as well as policies governing employee conduct, are all matters of workplace management. The Company's approach to hiring and retention, including ensuring that employees are protected from public pressure campaigns, is complex, and constitutes matters fundamental to ordinary business operations upon which the Company's success depends.

C. The Proposal is Excludable Because it Relates to the Company's Ordinary Business Operations and Does Not Focus on Significant Policy Issues.

In line with the 1998 Release, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also addresses a significant social policy issue, such as religious freedom, human rights or anti-discrimination. For instance, in *Apache Corp.* (avail. Mar. 5, 2008), the Staff concurred that a company could exclude a proposal requesting that the company "implement equal employment opportunity policies based on principles specified in the proposal prohibiting discrimination based on sexual orientation and gender identity." Even though the proposal in *Apache Corp.* referenced discrimination issues based on sexual orientation and gender identity, the company argued that the proposal and the principles "did not transcend the core ordinary business matters" of the company. The Staff concurred in its exclusion under Rule 14a-8(i)(7), stating "that some of the principles [mentioned in the proposal] related to [the company's] ordinary business operations." *See also FedEx Corp.* (avail. July 14, 2009); *The Walt Disney Co.* (avail. Nov. 30, 2007).

Here, as discussed above, the Proposal relates to ordinary business matters: the manner in which the Company conducts its public relations and the Company's management of its workforce. The Proposal's references to human rights and possible discrimination and harassment by issue or pressure campaigns do not "transcend the day-to-day business matters" such that the proposal would not be excludable pursuant to Rule 14a-8(i)(7). *See* 1998 Release. The Proposal discusses human rights and religious discrimination, but the Proposal's request itself is for an analysis and report on the Company's public relations and employee relations. The Proposal is similar to the proposal in *Apache Corp.*, where the principles cited by the company included discussion of discrimination but ultimately did not focus on the significant policy issues mentioned in such a way as to "transcend the day-to-day business matters" of the company. Instead, the proposal in *Apache Corp.* focused on the ordinary business operations of the company including its employee compensation and public relations policies and practices. Because the Proposal's request is directly related to the Company's ordinary business operations and does not transcend those ordinary business operations, similar to the proposals discussed above, we believe that the Proposal, including its supporting statements, may be excluded under Rule 14a-8(i)(7) despite touching upon the topics of human rights and discrimination.

The Proposal can be distinguished from *The Procter & Gamble Co.* (avail. Aug. 16, 2016). There, the central focus of the proposal was on the rights of LGBT populations against discrimination, referring to recently enacted laws in three states. That resolution and supporting statement centered on how the company would defend LGBT employees and their families against discrimination and harassment from those state policies, including securing safe housing for employees and risks to LGBT employees who need to use public facilities. In contrast, this Proposal covers how the Company may respond to various pressure campaigns regarding a host of potential or actual efforts or legislation that implicate its public relations and workplace management strategies and practices. Both the management of the Company's public profile through its public relations activities and its hiring, retention and employee policies directly relate to and focus on the Company's ordinary business operations and do not transcend those operations.

2. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company's Employment and Anti-Harassment Policies Have Substantially Implemented the Essential Objective of the Proposal.

A. Background on the Company's Policies

The Company has devoted significant time and resources to developing and implementing its anti-harassment and discrimination policies for the protection of all of its employees. For new hires, the policies are communicated during orientation programs. They are further reinforced through subsequent reviews of business practices, periodic employee mailings and additional training for both supervisors and employees. The Company follows numerous annual reporting and compliance procedures, including sending letters to their senior managers emphasizing their responsibilities regarding maintaining work environments free from any form of harassment and discrimination.

The Company holds senior managers accountable for stewarding the performance of their organizations in implementing the Company's Equal Employment Opportunity and harassment policies. This includes regular reporting of any harassment and discrimination complaints immediately to ensure corrective actions are taken. The Company's policy requires all employees to promptly report any instances of harassment or discrimination to their management or designated contact in the Human Resources department.

The Company takes allegations of harassment and discrimination seriously, by ensuring that teams of professionals are assigned to fully investigate these reports. The Company follows a resolution process that includes a full investigation and protecting employees who have reported being subject to harassment or discrimination from any retaliation. In addition, the Company takes appropriate disciplinary action, including termination, if employees are found to have violated the Company's policies.

B. The Proposal has been Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "**1976 Release**"). The Commission has also stated that "substantial" implementation under the rule does not require implementation in full or exactly as presented by the proponent. *See* SEC Release No. 34-40018 (May 21, 1998, n.30). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has substantially implemented and therefore satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See Wal-Mart Stores, Inc.* (avail. March 25, 2015) (permitting exclusion of a shareholder proposal requesting an employee engagement metric for executive compensation where a "diversity and inclusion metric related to employee engagement" was already included in the Company's Management Incentive Plan); *Entergy Corp.* (avail. February 14, 2014) (permitting exclusion of a shareholder proposal requesting a report "on policies the company could adopt. . . to reduce its greenhouse gas emissions consistent with the national goal of 80% reduction in greenhouse gas emissions by 2050" where the requested information was already available in its sustainability and carbon disclosure reports); *Duke Energy Corp.* (avail. February 21, 2012) (permitting exclusion of a shareholder proposal requesting the assessment of potential "comprehensive energy efficiency and renewable energy programs" where the company disclosed its current steps and future plans related to energy efficiency and renewable energy in the Form 10-K and its annual sustainability report); *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Staff has further noted that whether "a company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company had already adopted policies, practices, and procedures regarding the environment). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *AnheuserBusch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

In *PepsiCo, Inc.* (avail. Feb. 14, 2013), the Staff allowed the exclusion under Rule 14a-8(i)(10) of a shareholder proposal that asked the company to amend its sexual orientation policy and diversity training programs to explicitly include the prohibition of discrimination based on "ex-gay" status. The company's Global Code of Conduct, Human Rights Workplace Policy and Code of Conduct Training contained general prohibitions against discrimination such as "[e]ach of us *must* respect the diversity, talents and abilities of others," "[y]ou should *never* discriminate or deny equal opportunity" and "[w]e do not tolerate discrimination and work to ensure equal opportunity for all associates," in addition to some specific references to sexual orientation. Consistent with the no-action letters discussed above, the Staff found that the company's policies, practices and procedures compared favorably with the guidelines of the proposal and that therefore the company had already substantially implemented the proposal.

The Proposal requests that the Company prepare a report detailing the "known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions." The primary objective of the Proposal is to address concerns regarding religious freedom. The statements in the Proposal's "whereas" clause support this view by specifically highlighting "human rights issues such as religious freedom" and indicating concerns regarding "coordinated campaigns . . . [pressuring] corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts" and pressure on corporations "not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972." In addition, the language of the resolution concerns itself with "pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs" and "strategies the Company may deploy to defend [employees] against discrimination and harassment that is encouraged or enabled by such efforts."

As publicly noted in its anti-discrimination policy, the Company is fully committed to "global policies [that] promote diversity and inclusion and prohibit any form of discrimination."[1] In the Guiding Principles of the Standards of Business Conduct, one of the Company's central policies regarding employees is to maintain a "safe work environment enriched by diversity and characterized by open communication, trust, and fair treatment."[2] Moreover, the Company's Equal Employment Opportunity Policy, Equal Employment Opportunity Policy, Harassment in the Workplace Policy and Global Diversity Framework all address the Proposal's underlying concerns and essential objective of protecting religious individuals against discrimination in hiring and in the workplace. This

---

[1] *See* http://corporate.exxonmobil.com/en/company/careers/employment-policies/policies-against-discrimination-and-harassment.

[2] *See* http://cdn.exxonmobil.com/~/media/global/files/other/2015/standards-of-business-conduct.pdf.

commitment to a discrimination-free workplace can be understood by specific reference to the following:

- The Company's Equal Employment Opportunity Employment Policy states (emphasis added):

> It is the policy of Exxon Mobil Corporation to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements regardless of their race, color, sex, *religion*, national origin, citizenship status, age, genetic information, physical or mental disability, veteran, sexual orientation, gender identity or other legally protected status. The Corporation administers its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.[3]

- The Company's Equal Opportunity Employment Policy also affirms the Company's policy to (1) "[administer] its personnel policies, programs, and practices in a nondiscriminatory manner in all aspects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training, (2) "undertake special efforts to . . . foster a work environment free from sexual, racial, or other harassment" and (3) "[maintain] a work environment free from unlawful discrimination."[4]

- According to the Company's Harassment in the Workplace Policy (emphasis added):

> It is the policy of Exxon Mobil Corporation to prohibit any form of harassment in any company workplace. The policy prohibits unlawful harassment based on race, color, sex, *religion*, national origin, citizenship status, age, genetic information, physical or mental disability, veteran, sexual orientation, gender identity or other protected status, as well as any other form of harassment, even if the harassing conduct is lawful.[5]

- Finally, one of the central goals of the Company's Global Diversity Framework is to "[a]ctively foster a productive work environment where individual and cultural differences are respected and valued."[6]

Finally, the Staff has concurred that a company may exclude a proposal as substantially implemented when the proposal requests that the company take an action that is a subset of a practice or policy already in place at the company. For example, in *Talbots Inc.* (avail. Apr. 5, 2002), the Staff permitted the company to exclude as substantially implemented a proposal that requested the company adopt a code of corporate conduct based on the United Nation's International Labor

---

[3] *See ibid.*, p. 20.
[4] *See ibid.*, p. 19.
[5] *See ibid.*, p. 22.
[6] *See* http://cdn.exxonmobil.com/~/media/global/files/other/2014/global-diversity-booklet_2014.pdf .

Organization human rights standards, despite the proponent's view that Talbots' "anti-discrimination provision is not as comprehensive as the one in the proposal as it does not specifically mention political opinion or social origin." Talbots argued, and the Staff concurred, that while its code of conduct did not specifically use the words "political opinion or social origin," its code covered "anti-discrimination, in all aspects," including "other personal characteristics or beliefs." Similarly, in PepsiCo the company was allowed to exclude a proposal to list a specific type of discrimination ("ex-gay status") in its anti-discrimination policy on the basis that such a policy was already covered under the general category of "sexual orientation." Likewise, the Proposal requests that the Company address specifically its own response to pressure regarding discrimination against religious individuals when the Company's policies already prohibit such discrimination, both generally (e.g., "nondiscriminatory manner in all aspects of the employment relationship") and specifically (e.g., "equal employment opportunity . . . regardless of . . . religion").

Therefore, the Company has substantially implemented the underlying concerns and essential objectives of the Proposal through the prohibition of religious and other discrimination and harassment found in its Standards of Business Conduct, Equal Employment Opportunity Policy, Equal Employment Opportunity Policy, Harassment in the Workplace Policy and Global Diversity Framework.

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2017 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4539 or louis.goldberg@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Louis L. Goldberg

Attachment

cc w/ att: James E. Parsons, Exxon Mobil Corporation

Amy Ridenour

#10361571v8

Exhibit A

Proposal

Whereas, the Securities and Exchange Commission has consistently recognized that human rights and employment discrimination constitute significant policy issues.

Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value.

Whereas, corporations are subject pressure campaigns in regards to employment and hiring practices as well as human rights issues such as religious freedom.

For example, corporations have been pressured regarding gender and ethnic diversity in the workforce.

Furthermore, coordinated campaigns have also pressured corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts. Some organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972.

Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination.

Resolved: The proponent requests Exxon Mobil Corporation prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Supporting Statement: The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention caused by such pressure campaigns.

The proponent also recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity.

FISMA & OMB MEMORANDUM M-07-16

Received
DEC 14 2016
J. J. Woodbury

December 13, 2016

new Proposal

Via FedEx (overnight delivery)

RECEIVED
DEC 14 2016
B. D. Tinsley / G.R. Glass

Mr. Jeffrey J. Woodbury, Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Exxon Mobil Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I have owned Exxon Mobil Corporation stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and intend to hold these shares through the date of the Company's 2017 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Amy Ridenour, ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,

Amy Ridenour

Amy Ridenour

Enclosure: Shareholder Proposal

Report on Certain Non-Discrimination Principles

Whereas, the Securities and Exchange Commission has consistently recognized that human rights and employment discrimination constitute significant policy issues.

Corporations that lack fundamental human rights protections and safeguards against employment discrimination may face serious risks to their reputations and shareholder value.

Whereas, corporations are subject pressure campaigns in regards to employment and hiring practices as well as human rights issues such as religious freedom.

For example, corporations have been pressured regarding gender and ethnic diversity in the workforce.

Furthermore, coordinated campaigns have also pressured corporations to oppose religious freedom laws, public accommodation laws and freedom of conscience efforts. Some organizations opposing religious freedom have also pressured corporations not to hire candidates from colleges and universities that have been granted an exemption under Title IX of the Education Amendments of 1972.

Many of these pressure campaigns, some of which have used shareholder resolutions as pressure points, have highlighted the effects of corporate employee retention and hiring practices stemming from such alleged discrimination.

Resolved: The proponent requests Exxon Mobil Corporation prepare a report by December 2017, omitting proprietary information and prepared at reasonable cost, detailing the known and potential risks and costs to the Company caused by pressure campaigns to oppose religious freedom laws (or efforts), public accommodation laws (or efforts), freedom of conscience laws (or efforts) and campaigns against candidates from Title IX exempt institutions, detailing the known and potential risks and costs to the Company caused by these pressure campaigns supporting discrimination against religious individuals and those with deeply held beliefs, and detailing strategies that the Company may deploy to defend the Company's employees and their families against discrimination and harassment that is encouraged or enabled by such efforts.

Supporting Statement: The proponent recommends that the report evaluate the risks and costs including, but not limited to, negative effects on employee hiring and retention caused by such pressure campaigns.

The proponent also recommends that the Company consider adhering to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on religious identity.

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FISMA & OMB MEMORANDUM M-07-16

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FISMA & OMB MEMORANDUM M-07-16

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FISMA & OMB MEMORANDUM M-07-16

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Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 21, 2016

VIA UPS – OVERNIGHT DELIVERY

Amy Ridenour

FISMA & OMB MEMORANDUM M-07-16

Dear Ms. Ridenour:

This will acknowledge receipt of the proposal concerning a Report on Non-Discrimination Principles (the "Proposal"), which you (the "Proponent") have submitted in connection with ExxonMobil's 2017 annual meeting of shareholders. However, proof of share ownership was not included in your December 12, 2016 submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 12, 2016, which is the date the Proposal was received by overnight delivery service.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including December 12, 2016.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- *a written statement from the "record" holder of the Proponent's shares (usually a broker or a* bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 12, 2016; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: *http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx*. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 12, 2016.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 12, 2016. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 12, 2016, the required amount of securities were continuously held – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-4681, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the Proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the Proposal on the Proponent's behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosures

Attachments 14F and Rule 14a-8 omitted for copying and scanning purposes only.

Gilbert, Jeanine

From:	UPS Quantum View <pkginfo@ups.com>
Sent:	Thursday, December 22, 2016 6:48 AM
To:	Gilbert, Jeanine
Subject:	UPS Exception Notification, Tracking Number ***FISMA & OMB MEMORANDUM M-07-16***
Categories:	External Sender

The status of your package has changed.

Exception Reason: A late flight has caused a delay. We're adjusting plans and working to deliver your package as quickly as possible.

Received

DEC 22 2016

B.D.Tinsley/G.R.Glass

Change Delivery | Manage Settings | View Delivery Planner

At the request of EXXON MOBIL GLOBAL SERVICES COthis notice alerts you that the status of the shipment listed below has changed.

Shipment Detail

Tracking Number:	***FISMA & OMB MEMORANDUM M-07-16***
Ship To:	Ms. Amy Ridenour ***FISMA & OMB MEMORANDUM M-07-16*** US
UPS Service:	UPS NEXT DAY AIR SAVER

Package Weight:	0.0 LBS
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Gilbert, Jeanine

From: Tinsley, Brian D
Sent: Tuesday, January 03, 2017 7:21 AM
To: Glass, Ginger R; Gilbert, Jeanine
Subject: FW: Proof of ownership of stock for submission of proposal for 2017 shareholder meeting
Attachments: Schwab_Letter_122116Exxon.pdf; ATT00001.htm

RECEIVED
JAN 3 2017
B. D. Tinsley / G.R. Glass

Please see proof from Amy Ridenour (Non-Discrimination).

BT

From: Woodbury, Jeffrey J
Sent: Thursday, December 29, 2016 6:55 AM
To: Tinsley, Brian D <brian.d.tinsley@exxonmobil.com>; Luettgen, Robert A <robert.a.luettgen@exxonmobil.com>; Parsons, Jim E <james.e.parsons@exxonmobil.com>
Subject: Fwd: Proof of ownership of stock for submission of proposal for 2017 shareholder meeting

Please note.

Regards, Jeff

Sent from my iPad

Begin forwarded message:

From: Amy Ridenour ***FISMA & OMB MEMORANDUM M-07-16***
Date: December 28, 2016 at 10:36:00 PM CST
To: <jeff.j.woodbury@exxonmobil.com>
Subject: Proof of ownership of stock for submission of proposal for 2017 shareholder meeting

Dear Mr. Woodbury,

On December 13, 2016, I submitted a shareholder proposal for inclusion in the ExxonMobil proxy statement to be submitted to shareholders for inclusion in the 2017 meeting of shareholders.

At the time I said proof of ownership of the required securities would be forthcoming.

Please find enclosed a statement from my broker, Charles Schwab, indicating that I have owned more than $2,000 worth of ExxonMobil stock continuously for more than a year prior to my submission of this shareholder proposal.

I intend to continue hold this stock, more than $2,000 worth of ExonMobil stock, without interruption up to and through the 2017 meeting of Company shareholders.

Sincerely,

1/4

Amy Ridenour

FISMA & OMB MEMORANDUM M-07-16

SCHWAB

December 21, 2016

Amy Ridenour
IRA Contributory

FISMA & OMB MEMORANDUM M-07-16

RECEIVED
JAN 3 2017
B. D. Tinsley / G.R. Glass

Account #: ***FISMA & OMB MEMORANDUM M-07-16***
Questions: 877-561-1918

Information regarding your account

Dear Amy Ridenour,

I'm writing in regards to your request for information on your IRA account, the holdings information you requested is listed below:

Name: Comcast Corporation Class A
Ticker: CMCSA
Current Holding: 160
Current Market Value: $11,332.80
Continuously held shares since: 11/02/2009

Name: Exxon Mobile Corp
Ticker: XOM
Current Holding: 87.2476
Current Market Value: $7,876.71
Continuously held shares since: 10/30/2000

Name: McDonalds Corp
Ticker: MCD
Current Holding: 30.7371
Current Market Value: $3,786.20
Continuously held shares since: 02/05/2013

This letter is for informational purposes only, and is not an official record. Please refer to your statements and trade confirmations, as they are the official record of your transactions

(Continued on next page)

©2016 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 () 12/16 SGC31322-36

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at 877-561-1918.

Sincerely,

Michele Gammons

Michele Gammons
Sr Help Desk Specialist - CS&S Help Desk
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482

©2016 Charles Schwab & Co., Inc. All rights reserved. Member SIPC. CRS 00038 () 12/16 SGC31322-36